

April 2, 2014

Via E-mail
Anthony C. Weagley
President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083-0007

> **Re: Center Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 6, 2014**
> **File No. 333-194348**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 5, 2014**
> **File No. 000-11486**
> **ConnectOne Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 5, 2014**
> **File No. 001-35812**

Dear Mr. Weagley:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page / ConnectOne Letter to Shareholders

1.   Please revise the cover page to:

- indicate the maximum number of shares of Center's common stock estimated to be issuable upon the completion of the merger; and
- highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

Summary

Agreements with Center's largest shareholder…, page 14

2.   Revise to disclose the earliest date that Mr. Seidman can demand a registration of his shares and the estimated number of shares, assuming the completion of merger, that will be required to be sold to bring his holdings down to 4.99%. In addition, add a risk factor describing the risk to the market price if such a large number of shares are sold by Mr. Seidman in the next year.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data, page 28

3.   The staff notes that the line item titled Cash dividends declared per common share under the title Per Common Share: for the year ended December 31, 2013 of $.30 per share is not consistent with Center's historical amount of common dividends declared of $.28 per share appearing in Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities – Security Market Information on page 29 of the Form 10-K. The cash dividends per share of $.28 that appear under Selected Consolidated Historical Financial Data of Center on page 21 also differs from the cash dividends per share of $.30 that appear on page 28 and 37. Please advise or revise to present the correct amount of the cash dividends paid on all of the relevant pages.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 29

4.   Please revise the 3rd bullet point to refer to the audited historical consolidated financial statements and accompanying notes as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included in ConnectOne's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference in this joint proxy statement and prospectus.

Note 1 – Basis of Presentation, page 32

5.   Please tell us how you concluded that this transaction constituted a business acquisition of ConnectOne Bancorp by Center Bancorp for accounting purposes as opposed to a reverse acquisition of Center Bancorp by ConnectOne. Please be sure to tell us the terms and the value of shares exchanged in the merger transaction by the respective parties, the relative voting rights of the respective parties in the combined company and the entity whose owners have the ability to elect, appoint or remove a majority of the board of

directors. Please also provide any additional persuasive evidence supporting your current accounting treatment such as any additional quantitative or qualitative analysis prepared by management as part of this determination. Please refer to ASC 805.

6.   We note your disclosure that the closing price of Center Bancorp, Inc.'s common stock as of January 17, 2014 was used for purposes of presenting the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31, 2013. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise the related notes and the book value per common share under the title Center and ConnectOne – Pro Forma Combined in the Comparative Per Share Data appearing on page 37, accordingly. In addition, please expand Note 1 to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

Note 2 – Estimated Merger and Integration Costs, page 32

7.   You estimate that the majority of your merger-related costs of $13 million will be incurred in 2014 and 2015. Please disclose that nature and amount of these costs. Please also disclose how these merger costs are expected to impact the earnings and liquidity of the newly combined companies going forward and clearly identify this disclosure as forward-looking information.

Note 4 – Pro Forma Merger Adjustments

Consolidated Balance Sheet, page 33

8.   Please expand the relevant notes to ensure that they disclose how you determined the amount of the premiums and discounts and the relevant assumptions.

Statements of Net Income, page 34

9.   Please disclose how you determined amortization based on the weighted average life of five years for your loans, deposits and borrowings. With a view toward expanded disclosure please describe the straight-line by maturity pool of deposit method appearing in adjustment K and the straight line by maturity pool method appearing in adjustment L.

Risk Factors

Risks pertaining to the proposed merger, page 38

10.   We note your disclosure on page 87 under the section headed "Legal Proceedings" regarding the merger litigations. Please add a risk factor disclosing the same and provide a brief summary of the claims made by the plaintiffs.

11.   Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

The Meetings

Voting Your Shares, page 45

12.   Revise to quantify the estimated cost of the merger compensation proposal. You can disclose it in the bullet on page 46 or another appropriate place in the Proxy/Prospectus.

The Merger, page 50

13.   Please revise to discuss in greater detail why the management of Center decided to pursue a business combination with ConnectOne rather than other third parties.

14.   Please revise, beginning with the last paragraph on page 52, to disclose in greater detail the "basic terms" of the merger transaction that were "considered and refined" by the parties during October and November 2013.

15.   You disclose that from January 9, 2014 through January 20, 2014, the parties' counsels negotiated the terms of the definitive merger agreement. Please disclose in greater detail the terms that were negotiated and agreed upon.

16.   Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the termination fee.

17.   Revise your disclosure to clarify whether ConnectOne received any indications of interest from other potential acquirors regarding a possible acquisition of ConnectOne.

18.   Please provide us with copies of the board books that were provided to the respective boards of directors.

19.   We note your disclosure that senior management of each party provided certain projections and financial forecasts to each of Raymond James & Associates, Inc. and Keefe, Bruyette & Woods, Inc. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

ConnectOne's Reasons for the Merger, page 54

20.   Please revise to add a bullet discussing the consideration, if any, that the ConnectOne board gave to the shareholder litigation challenging the proposed merger with Center, as disclosed on page 87.

Opinion of KBW to Center's Board of Directors, page 62

21.   You disclose in the third full paragraph on page 74 that during the past two years, KBW and an affiliated broker-dealer of KBW provided investment banking and financial advisory services to ConnectOne and received compensation for such services. Please revise to quantify such compensation.

Termination Fees, page 83

22.   Revise the "fiduciary out" and "equitable out" bullets to add the definitions. In this regard, it is not clear from the "Termination" section directly above, those definitions.

Legal Proceedings, page 87

23.   We note your disclosure regarding the merger litigations. Please revise to describe in greater detail the factual basis underlying the complainants' allegations that ConnectOne board members had "violated their duties to ConnectOne's shareholders in connection with the proposed merger." Refer to Item 103 of Regulation S-K.

24.   Please also revise to quantify, to the extent you are able, the potential losses related to the merger litigations.

Material United States Federal Income Tax Consequences, page 92

25.   Please remove the word "anticipated" from the first sentence of this section.

26.   We note that you have filed a short-form tax opinion. Accordingly, please revise:
    • the last paragraph on page 93 to remove the qualification: "subject to the assumptions and qualifications to be contained in the opinion of Lowenstein Sandler LLP to be delivered at closing." Because this discussion constitutes the opinion of counsel, any assumptions and qualifications should be contained in this section; and
    • the second full paragraph on page 95 to delete the statements that the tax discussion is "intended only as a summary of material United States federal income tax consequences of the merger" and "is not a complete analysis." The discussion is the opinion of counsel and should be a complete discussion of the federal income tax consequences of the transaction as required by Item 4 of Form S-4.

Executive Compensation

Achievement Incentive Plan, page 116

27.   You disclose that the Achievement Incentive Plan rewards your executive officers for the achievement of "individual" and "bank" goals. Please revise to describe the specific

individual goals utilized in determining compensation. Also revise to quantify the "bank" goals, if measurable, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Legal Matters, page 155

28.   Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the Securities Act.

Annex C – Fairness Opinion of Keefe, Bruyette & Woods, Inc.

29.   The first full paragraph on page C-4 states that KBW's opinion is provided to Center's board of directors and "is not to be relied upon by any other person or entity, including without limitation any holder of Center Common Stock or ConnectOne Common Stock." This limitation appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Part II.

Exhibits

General

30.   Please file as exhibits:
   - all contracts or forms thereof entered into pursuant to the Merger, including any employment agreements; and
   - the consents of each ConnectOne director nominee named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

Exhibit 23.6

31.   We note that the consent of Raymond James & Associates, Inc., filed as Exhibit 23.6, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Raymond James consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.

Undertakings

32.   We are unable to locate the undertakings required by Item 512 of Regulation S-K. Refer to Item 22 of Form S-4. Please revise or advise.

Center Bancorp, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm, page F-3

33.   The staff notes that the report of ParenteBeard LLC on the financial statements of Center Bancorp, Inc. for 2012 and 2011 is dated March 5, 2014 while Exhibit 23.2 Consent of Independent Registered Public Accounting Firm refers to the report dated March 13, 2013 here and in the Form S-4. Please revise or advise.

ConnectOne Bancorp, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2013

Item 5. Market for Registrant's Common Equity, page 21

34.   We are unable to locate the performance graph required by Item 201(e) of Regulation S-K. Please advise.

Exhibit 32

35.   The Exhibit 32 certification presented in ConnectOne's December 31, 2013 Form 10-K currently refers to the wrong date for the periodic report, referencing the period ending December 31, 2012. As such, please amend to include a newly signed and dated certification referring to the Form 10-K/A. Please ensure that ConnectOne files a full and complete amendment; signatures and Exhibit 31 certifications should also be updated and refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Peter H. Ehrenberg, Esq.